UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

Mark J. Gentile
Richards, Layton & Finger, P.A.
920 North King Street
Wilmington, Delaware 19899
 (302) 651-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Glenn H. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,979,887
8. Shared Voting Power 133,333
9. Sole Dispositive Power 3,979,887
10. Shared Dispositive Power 133,333
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,220
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 25.81%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Stephen L. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,021,132
8. Shared Voting Power 0
9. Sole Dispositive Power 3,021,132
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,132
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 18.66%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Lillian Ruth Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 133,333
9. Sole Dispositive Power 0
10. Shared Dispositive Power 133,333
11. Aggregate Amount Beneficially Owned by Each Reporting Person 133,333
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.86%
14. Type of Reporting Person (See Instructions) IN

INTRODUCTORY NOTE

This Amendment No. 21 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Perfumania Holdings, Inc. (the “Issuer”).  Except as amended hereby, the Schedule 13D remains effective.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information:

On May 26, 2017, the Issuer announced that a Special Independent Committee of the Board of Directors of the Issuer (the “Special Committee”) is considering various alternatives to address the Issuer’s financial condition and capital structure, and had contacted members of the Nussdorf family (Stephen L. Nussdorf, Glenn H. Nussdorf, Arlene Nussdorf, Lillian Ruth Nussdorf (collectively, the “Family”)) to begin discussions over possible alternatives that could result in value to all stockholders of the Issuer.

The Family is considering potential alternatives in connection with a potential restructuring of the operations and capital structure of the Issuer and/or its subsidiaries in which, among other things, members of the Family or related persons would make an investment in the shares of common stock of the Issuer.  Any such restructuring could encompass a restructuring of the Issuer’s subsidiary retail operations, subject to the satisfaction of the Family members as to the terms and conditions thereof.  Moreover, such alternatives could potentially involve the payment by the Issuer of up to $2.00 in cash to stockholders of the Issuer (other than members of the Family, and their respective affiliates) in a restructuring in which members of the Family would potentially be the sole stockholders of the Issuer after the consummation of such restructuring.  There can be no assurance that there will be any restructuring of the Issuer and/or its subsidiaries, that any restructuring will be agreed upon by the members of the Family, or of the terms and conditions of any such restructuring (including without limitation any such payment to the stockholders), and any such restructuring is and would be subject to the agreement of all terms and conditions by the members of the Family, the Issuer and various third parties.

Other than as set forth above, Stephen and Glenn Nussdorf and other members of the Family do not have current plans or proposals to acquire or dispose of additional securities of the Issuer, or to change the present board of directors or management of the Issuer or any of its subsidiaries.

Item 6.	Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The amendment to Item 4 above is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:	June 19, 2017
By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Glenn H. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Stephen L. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Lillian Ruth Nussdorf
By:	Alfred R. Paliani, attorney-in-fact